Exhibit 95

Mine Safety Disclosure

During the year ended December 31, 2012, there were two reportable events:  two citations received from Mine Safety and Health Administration for a violation of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under section 104 of the Federal Mine Safety and Health Act.  The conditions were quickly remediated and no assessments were proposed.

No orders were issued under section 104(b) or 107(a), no citations or orders were issued under section 104(d) and there were no violations under section 110(b)(2). There were no mine-related fatalities. No written notice from the Mine Safety and Health Administration of a pattern of violations or the potential to have such a patter was received. There were no pending legal actions before the Federal Mine Safety and Health Review Commission.